Exhibit 10.6

AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”) is made as of the 1st day of July 2009, between OCEANIA CRUISES, INC., a corporation organized under the laws of the Republic of Panama (“Employer”), PRESTIGE CRUISES INTERNATIONAL, INC., a corporation organized under the laws of the Republic of Panama (“Parent”) and FRANK J. DEL RIO (“Executive”). (The Executive, Employer and Parent shall collectively be referred to as the “Parties.”)

WHEREAS, Executive has been employed in the position of Chairman and Chief Executive Officer with Employer pursuant to the terms of an Amended and Restated Executive Employment Agreement that was originally dated January 1, 2006, and which was subsequently amended in both January and April of 2007 (the “Original Amended Agreement”); and

WHEREAS, the Parties desire to offer Executive the benefits set forth in this Agreement and to provide for Executive’s continued employment on the terms and conditions set forth in this Agreement, and in connection therewith desire to amend and restate the Original Amended Agreement and enter into this Agreement; and

WHEREAS, Executive desires to be employed by Employer on the terms and conditions set forth in this Agreement; and

WHEREAS, the Parties agree that the indemnification agreement with Executive in the form attached hereto as Exhibit A (the “Indemnification Agreement”) shall remain in full force and effect; and

WHEREAS, the Parties agree that the Confidential Disclosure Agreement in the form attached hereto as Exhibit B (the “Confidential Disclosure Agreement”) shall remain in full force and effect.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree that as of July 1, 2009 (the “Effective Date”),

1.     Recitals. The above recitals are true and correct and, along with each of the Exhibits mentioned, are made a substantive part of this Agreement.

2.     Term of Employment. The initial term of this Agreement shall extend from the Effective Date through the four-year period ending on June 30, 2013. The term of this Agreement may be referred to herein as the “Period of Employment.” The Period of Employment shall be subject to termination at any time as provided in Section 6.

3.     Position and Duties. During the Period of Employment, Executive shall serve as Chairman and Chief Executive Officer of Employer, Parent and each corporation, limited liability company, partnership or other entity in which Employer or Parent directly or indirectly control a majority of the voting power (collectively, the “Parent Group”). During the Period of Employment, Executive shall report directly to the Board of Directors of Parent (the “Board”) and the Board of Directors of each other entity in the Parent Group, and shall be responsible for all the affairs of the Parent Group and such other duties and responsibilities as may be assigned to him; and shall have such other powers and duties as may from time to time be prescribed by the Board. During the Period of Employment, Executive shall serve as a member of the Board and the Board of Directors of Employer and Classic Cruises Holdings S. DER.L. If employment of Executive is terminated for any reason whatsoever, or following the expiration of the Period of Employment, Executive agrees to resign all positions and offices of each entity in the Parent Group. Executive agrees to perform his duties and responsibilities in a diligent, careful and proper manner, to devote all of his business time and efforts to the interests of the Parent Group and to give his undivided professional loyalty to the Parent Group. Notwithstanding the foregoing, Executive may engage in charitable and public service activities with appropriate approval and Executive may devote a reasonable amount of time to serve on boards of other corporations or engage in other activities; not to include consulting activities. Except as prohibited by Section 5.4, Executive may make personal investments in any other business, so long as those investments do not require his participation in the operation of such other business and so long as such other business does not compete with the business of the Parent Group. All such outside activities will be subject to the Employer’s and/or Parent’s policies then in effect for executives. Executive shall not be entitled to any additional compensation (other than the compensation expressly provided for in this Agreement) for any services Executive provides to any member of the Parent Group other than the Employer.

4.     Compensation and Related Matters.

4.1     Base Salary. Initially, Executive shall receive an annual minimum base salary (“Base Salary”) equal to Six Hundred Thousand Dollars ($600,000.00). Beginning on January 1, 2010, Executive shall receive an annual Base Salary equal to One Million Two Hundred Thousand Dollars ($1,200,000). Beginning on January 1 of each calendar year after the 2010 calendar year, Executive shall receive an annual Base Salary equal to 110% of the Base Salary payable in the immediately preceding calendar year (e.g., Executive’s Base Salary for calendar 2011 will equal One Million Three Hundred Twenty Thousand Dollars ($1,320,000), which is 110% of Executive’s 2010 Base Salary of One Million Two Hundred Thousand Dollars ($1,200,000)). Executive shall only be entitled to receive the applicable Base Salary during the Period of Employment. The applicable Base Salary shall be payable in substantially equal installments on the regular payroll dates of the Employer.

4.2     Incentive Compensation. For the 2009 calendar year, Executive shall not be entitled to receive any incentive compensation or annual bonus amount.

For the 2010 and 2011 calendar years, Executive’s incentive bonus opportunity shall consist of (i) a stock option (the “Bonus Option”) to purchase 216,216 shares of Parent’s common stock in the aggregate, which Bonus Option shall be granted promptly after the date this Agreement is executed even though it is intended as incentive compensation for both 2010 and 2011, and (ii) the right to receive a bonus payment for each such year in the amount of One Million Dollars ($1,000,000) (the “Bonus Payment”).

The Bonus Option shall be granted at an exercise price equal to nine dollars and twenty-five cents ($9.25) per share. Subject to (A) Executive’s continued employment on each vesting date and (B) the Board’s (or a committee of the Board’s) determination that performance objectives (which may include corporate, business unit or division, financial, strategic, individual or other objectives) established by the Board (or a committee thereof) in good faith in consultation with Executive with respect to each calendar year in which a vesting date occurs, which performance objectives shall be consistent with those established for such year under any incentive plans established for such year and applicable to other senior executives of Parent (the applicable performance objectives, the “Performance Objectives”) have been successfully attained, 50% of the Bonus Option shall vest and become exercisable on December 31, 2010 if the Performance Objectives for calendar 2010 have been successfully attained, and the remaining 50% of the Bonus Option shall vest and become exercisable on December 31, 2011 if the Performance Objectives for calendar 2011 have been successfully attained. The Performance Objectives for each of calendar 2010 and 2011 will be communicated to Executive within ninety (90) days of the start of the applicable calendar year. If Executive remains continuously employed through the date of a Sale of the Company (as defined in Parent’s 2008 Stock Option Plan (the “Stock Option Plan”)), or if Executive’s employment is terminated by Employer without “Cause” or by Executive for “Good Reason” at any time during the 90-day period preceding the date of a Sale of the Company, 100% of the unvested portion of the Bonus Option shall vest upon the occurrence of a Sale of the Company. The Bonus Option will provide that if Executive’s employment is terminated during the Period of Employment by Employer without “Cause” or by Executive for “Good Reason,” the next installment (if any) of the Bonus Option scheduled to vest following the date of such termination of employment shall vest and become exercisable on the date of such termination of employment, provided, however that such next installment shall only vest and become exercisable if the Board (or a committee thereof) determines in good faith that the then current progress towards the achievement of the Performance Objectives would result in the successful attainment of the Performance Objectives (e.g., the applicable annual performance period will be shortened and measured through the date of termination of employment). If Executive’s employment is terminated during the Period of Employment by Employer without “Cause” or by Executive for “Good Reason,” the Bonus Option will also provide that Executive may exercise the portion of the Bonus Option that is vested and exercisable on the date of such termination of employment (after giving effect to any accelerated vesting triggered by such termination of employment) until the one-year anniversary of the date of such termination of employment, subject to any earlier termination of the Bonus Option in connection with a corporate transaction pursuant to Section 7 of the Stock Option Plan or the expiration of the maximum eight year term of such Bonus Option. The Bonus Option shall contain the terms described in this Section 4.2 and shall be granted under and subject to the terms and conditions of the Stock Option Plan and a written stock option agreement which shall contain the same general terms as Parent’s form option agreement approved for use under the Stock Option Plan, except to the extent otherwise provided in this Section 4.2.

Except as described below in this Section 4.2, in order to be eligible for the Bonus Payment payable for 2010 or 2011, as applicable, Executive must be employed by Employer on the last day of such year and the Performance Objectives established for such year must have been successfully attained (and, except as described below in this Section 4.2, if Executive is not so employed at such time or if the Performance Objectives are not successfully attained, in no event shall he have been considered to have “earned” any Bonus Payment with respect to the calendar year in question). If Executive’s employment with Employer is terminated during either calendar 2010 or 2011 by Employer without “Cause” or by Executive for “Good Reason,” Executive shall be entitled to receive a pro-rata portion of the Bonus Payment for the calendar year in which such termination of employment takes place if the Board (or a committee thereof) determines in good faith that the then current progress towards the achievement of the Performance Objectives would result in the successful attainment of the Performance Objectives (e.g., the applicable annual performance period will be shortened and measured through the date of termination of employment), with the pro rata portion determined based on the number of days Executive is employed during the applicable calendar year divided by 365. Any Bonus Payment that becomes payable pursuant to this Section 4.2 shall be credited with interest at the rate of 5% per annum from the date the Bonus Option is granted until such Bonus Payment is paid, with such interest credits being cumulative and compounding semi-annually. Any Bonus Payment that becomes payable pursuant to this Section 4.2, together with any interest credited on such Bonus Payment, shall be paid within thirty (30) days of the first to occur of (i) Executive’s “separation from service” within the meaning of Section 409A of the Internal Revenue Code of

1986 and its accompanying regulations (“Section 409A”), (ii) a Sale of the Company (as defined in the Stock Option Plan) that is also a “change in the ownership” of Parent, a “change in the effective control” of Parent or a “change in the ownership of a substantial portion of the assets” of Parent within the meaning of Section 409A and (iii) by March 15 of the immediately following calendar year (e.g., before March 15, 2011 or March 15, 2012, as applicable), provided, however, that if Executive is a “specified employee” within the meaning of Section 409A as of the date of his “separation from service” and a 6-month delay is required to avoid the imputation of any tax, penalty or interest pursuant to Section 409A, any amounts otherwise payable to Executive upon his separation from service shall be paid within thirty (30) days after the date that is six (6) months after Executive’s separation from service. Any Bonus Payment that becomes payable (together with any interest credited on such Bonus Payment) shall be paid in either cash or shares of Parent’s common stock having a value at the time of payment equal to the amount of the Bonus Payment, as determined by Employer and Parent in their sole reasonable discretion.

Beginning in calendar year 2012 and in each calendar year thereafter during the Period of Employment, Executive shall be eligible to receive an incentive bonus (“Incentive Bonus”); provided that, except as described below in this Section 4.2, Executive must be employed by Employer on the last day of any such calendar year in order to be eligible for an Incentive Bonus with respect to that calendar year (and, except as described below in this Section 4.2, if Executive is not so employed at such time, in no event shall he have been considered to have “earned” any Incentive Bonus with respect to the calendar year in question). Executive’s target Incentive Bonus (the ‘Target Bonus”) amount for each such calendar year shall equal 100% of Executive’s Base Salary paid by Employer to Executive for that calendar year; provided that

Executive’s actual Incentive Bonus amount for a particular calendar year shall be determined by the Board (or a committee thereof) in its sole reasonable discretion, based on performance objectives (which may include corporate, business unit or division, financial, strategic, individual or other objectives) established with respect to that particular calendar year by the Board (or a committee thereof) in good faith in consultation with Executive, which performance objectives shall be consistent with those established for such year under any incentive plans established for such year and applicable to other senior executives of Parent. The applicable performance objectives will be communicated to Executive within ninety (90) days of the start of each such calendar year. Except as provided below in this Section 4.2, any actual Incentive Bonus earned for each calender year shall be paid in cash no later than March 15 in the immediately following calendar year. If Executive’s employment with Employer terminates on June 30, 2013 at the end of the initial term of this Agreement, or if Executive’s employment is terminated during calendar 2012 or thereafter during the Period of Employment by Employer without “Cause” or by Executive for “Good Reason,” Executive shall be entitled to receive a pro-rata portion of Executive’s Incentive Bonus for the calendar in which such termination of employment takes place based on the Board’s (or a committee of the Board’s) good faith determination of the then current progress towards the achievement of any applicable performance objectives (e.g., any applicable performance period will be shortened and measured through the date of termination of employment), with the pro rata portion determined based on the number of days Executive is employed during the applicable calendar year divided by 365. Any pro-rata portion of Executive’s Incentive Bonus becoming payable pursuant to the preceding sentence shall be paid in cash within sixty (60) days after Executive’s termination of employment.

For purposes of this Agreement “Cause” shall mean: (i) the willful and continued failure of the Executive substantially to perform the Executive’s duties under this Agreement (other than as a result of physical or mental illness or injury), after the Board delivers to the Executive a written demand for substantial performance and such nonperformance has continued for more than thirty (30) days following written notice of nonperformance from the Board that specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive’s duties (provided, however, that Executive shall not be deemed to be in nonperformance if within such 30-day time period following receipt by Executive of such notice he has taken steps reasonably calculated to resolve such nonperformance); (ii) willful misconduct or gross misconduct by the Executive, that has resulted in material injury to the financial interests of or reputation of any entity in the Parent Group; (iii) a violation of policies and procedures of any entity in the Parent Group which in the reasonable discretion of the Board is grounds for termination of employment; (iv) a material breach by Executive of the covenants contained in Section 5 of this Agreement; (v) any act or omission by Executive which, if convicted by a court of law, would constitute a felony; or involves disloyalty, dishonesty, or insubordination in Executive’s relations with any entity in the Parent Group, the Board, other employees, or any of the Parent Group’s customers; (vi) any act or omission which is an intentional violation of the written policies of any entity in the Parent Group; (vii) any act or omission which results in a breach of any term or condition of this Agreement; or (viii) any act or omission which has a material adverse effect on the Parent Group’s reputation, business affairs or goodwill. In order for a termination of Executive’s employment to be for “Cause,” such termination must be approved by not less than a majority of the entire membership of the Board at a meeting of the Board called and held for such purpose.

For purposes of this Agreement, “Good Reason” shall mean that Executive has complied with the “Good Reason Process” (as hereinafter defined) following the occurrence of any of the following events (referred to individually as “Good Reason Event” and collectively as “Good Reason Events”): (A) any substantial adverse change, not consented to by Executive in a writing signed by him, in the nature or scope of Executive’s responsibilities, authorities, powers, functions, or duties exercised by Executive immediately after the Effective Date; (B) an involuntary reduction in Executive’s Base Salary; (C) a breach by any entity in the Parent Group of any of its other, material obligations under this Agreement and the failure of such entity to cure such breach within thirty (30) days after written notice thereof by Executive; (D) the relocation of the primary offices at which Executive is principally employed to a location more than sixty (60) miles from Employer’s current principal offices, or the requirement by any entity in the Parent Group for Executive to be based anywhere other than Employer’s principal offices at such current location (or more than sixty (60) miles therefrom) on an extended basis, except for required travel on business of the Company Group to an extent substantially consistent with Executive’s current business travel obligations. “Good Reason Process” shall mean that (i) the Executive reasonably determines in good faith that a Good Reason Event has occurred; (ii) Executive notifies Employer in writing of the occurrence of the Good Reason Event; (iii) Executive cooperates in good faith with the Parent Group’s efforts, for a period not more than thirty (30) days following such notice, to modify Executive’s employment situation in a manner acceptable to Executive and the Parent Group; and (iv) notwithstanding such efforts, one or more of the Good Reason Events continues to exist for a period of more than thirty (30) days following such notice and has not been modified in a manner acceptable to Executive.

4.3     Stock Option Grant and Required Investment. Subject to the conditions of this Section 4.3, promptly after the date this Agreement is executed by the Parties, Parent will grant Executive a stock option (the “Option”) to purchase 1,000,000 shares of Parent’s common stock at a price per share equal to eight dollars ($8.00). Subject to Executive’s continued employment on each vesting date, (i) 50% of the Option shall vest and become exercisable on the second anniversary of the Effective Date, (ii) 25% of the Option shall vest and become exercisable on the third anniversary of the Effective Date and (iii) the remaining 25% of the Option shall vest and become exercisable on June 30, 2013, provided, however, that if Executive’s employment is terminated during the Period of Employment by Employer without “Cause” or by Executive for “Good Reason,” the next installment of the Option scheduled to vest following the date of such termination of employment shall vest and become exercisable on the date of such termination of employment (e.g., if Executive’s employment is terminated without “Cause” two and one half years following the Effective Date, the 25% installment of the Option scheduled to vest on the third anniversary of the Effective Date shall vest and become exercisable on the date of such termination of employment). If Executive remains continuously employed through the date of a Sale of the Company (as defined in the Stock Option Plan), or if Executive’s employment is terminated by Employer without “Cause” or by Executive for “Good Reason” at any time during the 90-day period preceding the date of a Sale of the Company, 100% of the unvested portion of the Option shall vest upon the occurrence of a Sale of the Company. If Executive’s employment is terminated during the Period of Employment by Employer without “Cause” or by Executive for “Good Reason,” the Option will provide that Executive may exercise the portion of the Option that is vested and exercisable on the date of such termination of employment (after giving effect to any accelerated vesting triggered by such termination of employment) until the one-year anniversary of the date of such termination of employment, subject to any earlier termination of the Option in connection with a corporate transaction pursuant to Section 7 of the Stock Option Plan or the expiration of the maximum eight year term of such Bonus Option. The Option shall contain the terms described in the preceding sentence and shall be granted under and subject to the terms and conditions of the Stock Option Plan and a written stock option agreement which shall contain the same general terms as Parent’s form option agreement approved for use under the Stock Option Plan, except to the extent otherwise provided in this Section 4.3. As a condition to receiving the Option, on or as soon as practicable (and in any event within 30 days) following the date this Agreement is executed by the Parties, Executive shall be required to make an equity investment in Parent and purchase that number of fully vested shares of 5% Promissory Notes and 5% PIK Stock Options with an exercise price of $9.25 per share (each as described in Parent’s Confidential Private Placement Memorandum dated June 3, 2009) having a value (as determined in good faith by the Board) on the date of the investment equal to Three Million Dollars ($3,000,000), which amount the Parties acknowledge Executive has already deposited with Parent prior to the date of this Agreement. Executive’s purchase of such 5% Promissory Notes and 5% PIK Stock Options shall be evidenced by a promissory note issued by Parent and a stock option agreement that will be entered into between Parent and Executive substantially similar in form and content to the form promissory note and option agreement contemplated by Parent’s Confidential Private Placement Memorandum dated June 3, 2009.

4.4    Expenses. Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him (in accordance with the policies and procedures then in effect and established by Employer for its senior executive officers) in performing services hereunder during the Period of Employment, provided that Executive properly accounts therefore in accordance with Employer policy. Executive shall be permitted to travel via business-class service on regularly scheduled commercial aircraft for all international travel and for all domestic flights exceeding two (2) hours in length.

Initially, during the Period of Employment, Executive shall also be entitled to receive the following fringe benefits: (i) a personal expense allowance in the amount not to exceed Twelve Thousand Dollars ($12,000.00) per calendar year, plus (ii) an allowance for country club dues and fees in the amount not to exceed Twenty Thousand Dollars ($20,000.00) per calendar year. Thereafter, Executive’s fringe benefits described above shall be evaluated in the first quarter of each calendar year during the Period of Employment for an upward adjustment by the Board (or a committee thereof).

4.5.    Automobile Allowance. During the Period of Employment, Employer shall provide Executive with a company car or allowance therefore, which car or allowance shall be in the amount of Two Thousand Dollars ($2,000.00) per month, which is intended to cover the cost of car lease payments and vehicle insurance. The Employer shall also cover the cost of maintenance and gasoline as regular business expenses.

4.6    Other Benefits. During the Period of Employment, Executive shall be entitled to participate in or receive benefits under all of Employer’s Employee Benefit Plans provided to similarly situated senior executives. As used herein, “Employee Benefit Plans” include, without limitation, each pension and retirement plan, supplemental pension, retirement and deferred compensation plan, savings plan, life insurance plan, medical insurance plan, disability plan, and health and accidental plan, and any statutorily mandated benefits or leave of absence programs or arrangements. To the extent that the scope or nature of benefits described in this section are determined based in whole or in part on the seniority or tenure of an employee’s service, Executive shall be deemed to have a tenure with Employer equal to the actual time of Executive’s service with Employer. During the Period of Employment, Executive shall be entitled to participate in or receive benefits under any of the Employee Benefit Plans and any statutorily mandated benefits or leave of absence program or arrangements that may, in the future, be made available by Employer to its executives and key management employees, subject to and on a basis consistent with the terms, conditions, and overall administration of such plans or arrangements. Notwithstanding any of the above provisions of this Section 4.6, Executive shall be provided with Group Medical Insurance Benefits for himself and “eligible dependents” as that term is defined under the Group Medical Plan Documents, the premium cost of which is fully paid by Employer.

4.7    Vacations. During the Period of Employment, Executive shall be entitled to a minimum of forty (40) days of paid vacation in each calendar year with the ability to carry over not more than five (5) days of earned but unused vacation from one year to the next. During the Period of Employment, Executive shall also be entitled to all paid holidays and personal days given by Employer to its senior executive officers. To the extent that the scope or nature of benefits described in this section are determined under the policies of Employer, based in whole or in part on the seniority or tenure of an employee’s service, Executive shall be deemed to have a tenure with Employer equal to the actual time of Executive’s service with Employer.

4.8    Tax Advice and Income Tax Preparation. During the Period of Employment, Employer will pay the cost for Executive to retain a tax consultant to provide Executive with personal tax advice and income tax preparation services in an amount not to exceed Twenty Thousand Dollars ($20,000.00) per calendar year.

5.     Unauthorized Disclosure and Non-Solicitation.

5.1     Confidential Information. Executive acknowledges that in the course of his performance of services for Employer and each other entity in the Parent Group (and, if applicable, their respective predecessors), he has been allowed to become, and will continue to be allowed to become, acquainted with Employer’s and each Parent Group entity’s business affairs, information, trade secrets, and other matters that are of a proprietary or confidential nature, such as business opportunities, price and cost information, finance, customer information, business plans, various sales techniques, manuals, letters, notebooks, procedures, reports, products, processes, services, and other confidential information and knowledge (collectively, the “Confidential Information”) concerning Employer’s, each Parent Group entity’s and their respective predecessors’ business. Employer and Parent agree to provide, on an ongoing basis, such Confidential Information as they deem necessary or desirable to aid Executive in the performance of his duties. Executive understands and acknowledges that such Confidential Information is confidential, and he agrees not to disclose such Confidential Information to anyone outside the Parent Group, except as he deems reasonably necessary or appropriate in connection with performing his duties hereunder. Executive further agrees that he will not during employment and/or at any time thereafter use such Confidential Information in competing, directly or indirectly, with Employer or any other entity in the Parent Group. At such time as Executive shall cease to be employed by Employer, he will immediately turn over to Employer all Confidential Information, including papers, documents, writings, electronically stored information, other property, and all copies of them provided to or created by him during the course of his employment with Employer. In furtherance of Executive’s obligation of confidentiality, he has agreed to the provisions contained in Exhibit B which is incorporated by reference as set forth herein.

5.2     Non Solicitation. During the period of Executive’s employment by Employer or any other entity in the Parent Group and thereafter until the date that is one (1) year after the last date for which compensation (including any compensation for services rendered as a consultant) is received from Employer or any other entity in the Parent Group, Executive will not, directly or indirectly, for Executive or on behalf of any other person or entity, induce and/or attempt to induce any current or future employee of Employer or any other entity in the Parent Group to terminate employment; nor will Executive hire, utilize the service of, and/or participate in the hiring and/or interviewing of any current, former or future employee of Employer or any other entity in the Parent Group for or by a competing firm; nor will Executive provide names and/or other information about Employer’s or any Parent Group entity’s current, former or future employees for the purpose of assisting others to hire such employees; nor will Executive provide information to a current, former or future employee of Employer or any other entity in the Parent Group about Executive’s subsequent employer and/or any employer or entity affiliated with Executive’s subsequent employer for the purpose of assisting that current, former or future employee in finding employment with such entity. For purposes of this Section 5.2, a “current, former or future employee” means anyone who is, will be or has been employed by Employer or any other entity in the Parent Group, unless such person has ceased working for that entity for a period in excess of six (6) months prior to Executive’s inducement of, utilization of services of, participation in the hiring or interviewing of, or providing information about or to such person.

5.3     Heirs, Successors, and Legal Representatives. The foregoing provisions of Section 5.1 shall be binding upon Executive’s heirs, successors, and legal representatives. The provisions of Section 5 (including all subsections) shall survive the termination of this Agreement for any reason.

5.4    Covenant Not To Compete. During the period of Executive’s employment with Employer or any other entity in the Parent Group and for a period of one (1) year thereafter (or two (2) years thereafter if Executive’s employment terminates as a result of his voluntary resignation without Good Reason), Executive will not directly or indirectly engage in any business that is engaged in the passenger ship cruise industry. “Directly or indirectly engage in any business” shall include, but not be limited to, being an owner, manager, director, employee, officer, consultant, independent contractor, partner, shareholder, stockholder, investor, representative, agent or otherwise of a business which is engaged in or plans to be engaged in the passenger ship cruise industry, it being understood that nothing contained herein shall prevent Executive from owning two percent or less of any publicly traded stock of any company engaged in the passenger ship cruise industry. Executive acknowledges that any breach of this covenant not to compete will cause irreparable harm to Employer and each other entity in the Parent Group. In the event of such breach or threatened breach by Executive of the provisions of this Section 5.4, Employer shall be entitled to an injunction restraining Executive from rendering services to any person, firm or corporation, association, partnership or other entity, which is a competitor of Employer or any other entity in the Parent Group. Employer shall further be entitled to specific performance, including immediate issuance of a temporary restraining order or preliminary injunction enforcing this Section 5.4. Nothing contained herein shall be construed as prohibiting Employer from pursuing any other remedies available to it for such breach or threatened breach against Executive, including the recovery of damages and in the event Executive fails to comply with the terms and conditions expressed herein. Executive acknowledges that Employer and the other entities in the Parent Group are engaged in the passenger ship cruise business throughout the world and that the marketplace for the Employer’s and such other entities’ services is worldwide. Executive further covenants and agrees that the geographic area, length of term and types of activities restrictions (non-competition restrictions) contained in this Agreement are reasonable and necessary to protect the legitimate business interests of the Employer and the other entities in the Parent Group because of the scope of the Employer’s and such other entities’ business. In the event that a court of competent jurisdiction shall determine that one or more of the provisions of this Section 5.4 is so broad as to be unenforceable, then such provision shall be deemed to be reduced in scope or length, as the case may be, to the extent required to make this Section 5.4 enforceable. If Executive violates the provisions of this Section 5.4, the periods described therein shall be extended by that number of days which equals the aggregate of all days during which at any time any such violations occurred.

6.    Termination. Executive’s employment hereunder and the Period of Employment may be terminated without any breach of this Agreement at any time and for any reason by either Executive or Employer without the provision of notice. Employer and Executive intend for Executive to be an “employee at will,” and the Period of Employment specified in Section 2 shall not be construed under any circumstances to alter such “at will” employment relationship. In addition to any benefits under Section 4.2 or Section 4.3, upon any termination of Executive’s employment hereunder, Executive shall be entitled to payment of his accrued and unpaid Base Salary through the date of Executive’s termination of employment and to any rights to payments or benefits pursuant to the terms of any applicable benefit plan (e.g., a 401(k) plan), other than a plan providing for benefits in the nature of severance pay, in which Executive participates on the date of Executive’s termination of employment. If Executive’s employment is terminated during the Period of Employment by Employer without “Cause” or by Executive for “Good Reason,” the receipt of any compensation and benefits under Section 4.2 or Section 4.3 shall be conditioned upon Executive signing a general release of claims in a form and manner satisfactory to the Executive and Employer within twenty-one (21) days following such termination.

7.    Impact of Section 280G of the I.R.C. In the event that Parent anticipates entering into a transaction that may result, after the date hereof, in the occurrence of a change in the ownership or effective control of Parent or in the ownership of a substantial portion of the assets of Parent (within the meaning of Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (“Code”), and the regulations thereunder), Parent, to the extent reasonably feasible, shall undertake to have payments that would otherwise be “parachute payments” within the meaning of Section 280G(b)(2) of the Code (“Parachute Payments”) excluded, pursuant to the provisions of Section 280G(b)(5) of the Code, from being Parachute Payments. In the event that any payments, benefits or distributions of any type to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, including without limitation deemed amounts under the Code resulting from the acceleration of the vesting of any stock options or other equity-based incentive award) (the “Gross Payments”) constitute Parachute Payments, and, if actually paid or distributed, would be subject to the excise tax imposed by Section 4999 of the Code, the aggregate amount of the Gross Payments shall be increased by an amount (“Additional Payment”), such that, after the payment by the Executive of (i) applicable federal, state and local income taxes on the Additional Payment and (ii) excise taxes on the Gross Payments and Additional Payment, the Executive retains such Gross Payments and the obligation to pay the applicable federal, state and local income taxes on the Gross Payments. Any Additional Payment becoming payable pursuant to this Section 7 shall be made by the end of Executive’s taxable year next following Executive’s taxable year in which Executive remits the related taxes.

The determination to be made with respect to this Section 7 shall be made by an independent auditor (the “Auditor”) jointly selected by the Executive and Parent and paid for by Employer and/or Parent. The Auditor shall be a locally recognized United States public accounting firm that has not, during the two years preceding the date of its selection, acted in any way on behalf of the Employer or any member of the Parent Group.

8.    Notice. For purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed as follows:

if to the Executive:	if to the Employer or Parent:

19 Tahiti Beach Island Road	Oceania Cruises, Inc.
Coral Gables, Florida 33143	8300 N.W. 33rd Street, Suite 308
Miami, FL 33122
Chairman, Executive Committee

and to:	and to:

Wechsler & Cohen, LLP	Apollo Management VI, L.P.
17 State Street, 15th Floor	9 West 57th Street, 43rd Floor
New York, New York 10004	New York, New York 10019
Attn: David B. Wechlser, Esq.	Attn: Steven Martinez

or to such other address as either Party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

9.    Miscellaneous. No provisions of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by

Executive and such officer of Employer and Parent as may be specifically designated by the Board. No waiver by any Party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other Party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, unless specifically referred to herein, with respect to the subject matter hereof have been made by any Party that is not set forth expressly in this Agreement. On the Effective Date, this Agreement shall render all prior employment agreements between Employer or any other entity in the Parent Group and Executive null and void. The validity, interpretation, construction, and performance of the Agreement shall be governed by the laws of the State of Florida (without regard to principles of conflicts of laws) and, where applicable, the laws of the United States.

10.    Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. The invalid portion of this Agreement, if any, shall be modified by any court having jurisdiction to the extent necessary to render such portion enforceable.

11.     Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the Parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

12.     Arbitration; Other Disputes. In the event of any dispute or controversy in any way arising under or in connection with Executive’s employment and under or in connection with this Agreement, the Parties shall first promptly try in good faith to settle such dispute or controversy by mediation under the applicable rules of the American Arbitration Association before resorting to arbitration. In the event such dispute or controversy remains unresolved in whole or in part for a period of thirty (30) days after it arises, the Parties will settle any remaining dispute or controversy exclusively by arbitration conducted in Miami-Dade County, Florida in accordance with the Commercial Arbitration Rules, and under the auspices, of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator(s)’ award in any court having jurisdiction. All administration fees and arbitration fees shall be paid solely by Employer. Notwithstanding the above, Employer shall be entitled to seek a restraining order or injunction in any court of competent jurisdiction to prevent any continuation of any violation of Section 5, including Exhibit B, hereof. The prevailing Party shall recover its reasonable attorneys’ fees and costs in any dispute or controversy arising under or in connection with this Agreement.

13.     Third-Party Agreements and Rights. Executive represents to Employer that upon Executive’s execution of this Agreement, Executive’s employment with Employer, and the performance of Executive’s proposed duties hereunder, will not violate any obligations Executive may have to any employer prior to Employer, and Executive will not bring to the premises of Employer any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment prior to that with Employer.

14.     Litigation and Regulatory Cooperation. During and after Executive’s employment, Executive shall reasonably cooperate with Employer and the other entities in the

Parent Group in the defense or prosecution of any claims or actions then in existence or that may be brought in the future against or on behalf of Employer or any other entity in the Parent Group that relate to events or occurrences that transpired while Executive was employed by Employer or any other entity in the Parent Group. Executive’s cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of Employer or any other entity in the Parent Group at mutually convenient times. During and after Executive’s employment, Executive also shall cooperate fully with Employer and the other entities in the Parent Group in connection with any investigation or review by any federal, state, or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while Executive was employed by Employer or any other entity in the Parent Group. Employer and Parent shall reimburse Executive for his reasonable out-of-pocket costs, including but not limited to travel, meals and lodging, incurred in connection with Executive’s furnishing such reasonable cooperation. Employer and Parent agree to indemnify and hold Executive harmless against all costs, charges and expenses whatsoever incurred or sustained by Executive in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer or employee of any Parent Group entity to the fullest extent permitted by applicable laws and Employer’s (or Parent’s, as applicable) governing documents, in each case as in effect at the time of the subject act or omission; provided, that in no event shall Executive’s indemnification rights and rights to advancement of fees and expenses at any time be less favorable than the indemnification rights and rights to advancement of fees and expenses generally available to the officers or directors of Employer or Parent.

15.     Section 409A. To the extent that any reimbursements or allowances pursuant to Section 4 (including all subsections) or Section 14 are taxable to Executive, any reimbursement payment due to Executive pursuant to any such provision shall be paid to Executive on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred. The reimbursements and allowances pursuant to Section 4 (including all subsections) and Section 14 are not subject to liquidation or exchange for another benefit, and the amount of such reimbursements and allowances that Executive receives in one taxable year shall not affect the amount of such reimbursements and allowances that Executive receives in any other taxable year.

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IN WITNESS WHEREOF, the Parties have executed this Agreement effective on the date and year above written,

OCEANIA CRUISES, INC.

By:	/s/ ROBERT BINDER
ROBERT BINDER
President

PRESTIGE CRUISES INTERNATIONAL, INC.

By:	/s/ STEVE MARTINEZ
STEVE MARTINEZ
President

EXECUTIVE

By:	/s/ FRANK J. DEL RIO
FRANK J. DEL RIO

EXHIBIT A

[Attached separately]

EXHIBIT B

[Attached separately]